SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Fund held its Annual Meeting of Shareholders (the "Annual Meeting") on April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the Common Shareholders of the Dynamic Europe Equity Income Fund as the Class I Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2020. The number of votes cast in favor of Mr. Keith was 14,583,661, the number of votes withheld was 194,481 and the number of broker non-votes was 2,453,766. James A. Bowen, Niel B. Nielson, Richard E. Erickson and Thomas R. Kadlec are the other current and continuing Trustees.